Via Facsimile and U.S. Mail
Mail Stop 4720

February 25, 2010

Mr. Robert H. Benmosche
President and Chief Executive Officer
American International Group, Inc.
70 Pine Street
New York, New York 10270

Re: American International Group, Inc.
**   Form 8-K filed on December 31, 2009**
**   File No. 001-8787**

Dear Mr. Benmosche:

We have reviewed your January 26, 2010 response to our January 13, 2010 comment letter and have the following comment. In our comment, we ask you to provide us with information to better understand your disclosure. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers</u>

1. In your response you indicated that, based on recollections of Ms. Kelly and Ms. Pretto, AIG does not believe that Ms. Kelly characterized the AIG common stock as "worthless" to Mr. Brill. The article, however, reported that Ms. Kelly told Mr. Kenneth Feinberg that AIG's common stock was "in a word that Feinberg says he remembers vividly, 'worthless.'" Please tell us whether or not Ms. Kelly told Mr. Feinberg that AIG's common stock was worthless. If so, please tell us whether or not the Company held a similar belief and, if so, the facts, circumstances and/or analysis supporting the Company's belief.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660, Joel Parker, Accounting Branch Chief, at (202) 551-3651, Jim Rosenberg, Senior Assistant Chief Accountant, at (202) 551-3679, or Sebastian Gomez Abero, Staff Attorney, at (202) 551-3578 if you have any questions. In this regard, do not hesitate to contact me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director